UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                    (Amendment No. __2__)*

			Electronic Transmission Corporation/DE/
      ______________________________________________________
                        (Name of Issuer)

			Common Stock, $0.01 Par Value
      ______________________________________________________
                 (Title of Class of Securities)

					286002100
               ____________________________________
                         (CUSIP Number)

				December 31, 2001
	-------------------------------------------------------
	(Date of Event Which Requires Filing of this Statement)

*Filed pursuant to rule change effective February 17, 1998

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	-x--		Rule 13d-1(b)
	----		Rule 13d-1(c)
	----		Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












CUSIP No. 286002100                13G         Page 2 of 11
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Special Situations Private Equity Fund, L.P. ("SSPE")
	 F13-3916551
	MG Advisers, L.L.C. ("MG") F13-3916549
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See 	Instructions)
  (a) | |
  (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY
----------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
----------------------------------------------------------------
 NUMBER OF     (5) SOLE VOTING POWER   See Marxe/Greenhouse
   SHARES       -------------------------------------------------
BENEFICIALLY   (6) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (7) SOLE DISPOSITIVE POWER  See Marxe/Greenhouse
 REPORTING     -------------------------------------------------
PERSON WITH:   (8) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

       438,713
----------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)

----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     2.9
----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (See Instructions)

     IV/IA
----------------------------------------------------------------














CUSIP No. 286002100           13G             Page 3 of 11
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Special Situations Cayman Fund, L.P. ("CAY") 98-0132442
     AWM Investment Company, Inc.  ("AWM") 11-3086452
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See 	Instructions)

  (a) | |
  (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands/Delaware
----------------------------------------------------------------
 NUMBER OF     (5) SOLE VOTING POWER   See Marxe/Greenhouse
  SHARES       -------------------------------------------------
BENEFICIALLY   (6) SHARED VOTING POWER            None
 OWNED BY      -------------------------------------------------
   EACH        (7) SOLE DISPOSITIVE POWER  See Marxe/Greenhouse
 REPORTING     -------------------------------------------------
PERSON WITH:   (8) SHARED DISPOSITIVE POWER       None
----------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
   213,038
----------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   1.4
----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     IV/IA
----------------------------------------------------------------














CUSIP No. 286002100             13G         Page  4  of  11
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

     Austin W. Marxe
     David M. Greenhouse
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See 	Instructions)

  (a) | |
  (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
----------------------------------------------------------------
 NUMBER OF     (5) SOLE VOTING POWER         651,751
  SHARES       -------------------------------------------------
BENEFICIALLY   (6) SHARED VOTING POWER           None
 OWNED BY      -------------------------------------------------
   EACH        (7) SOLE DISPOSITIVE POWER    651,751
 REPORTING     -------------------------------------------------
PERSON WITH:    (8) SHARED DISPOSITIVE POWER      None
----------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

      651,751
----------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)

----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	4.3
----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     IN
----------------------------------------------------------------













					     Page 5 of 11 Pages
Item 1.
(a) Name of Issuer:  Electronic Transmission Corporation
(b) Address of Issuer's Principal Executive Offices:
    5025 Arapaho Rd., Ste 515, Dallas, TX  75248.
Item 2.
(a)	Name of Person Filing:  This statement is filed on behalf of (i)
Special Situations Private Equity Fund, L.P., a Delaware limited partnership ("SSPE"); (ii) Special Situations Cayman Fund, L.P., a Cayman Islands limited partnership (the "Cayman Fund"); (iii) MG Advisers, L.L.C., a New York limited liability company, ("MG"); (iv) AWM Investment Company, Inc., a Delaware corporation ("AWM"); (v) Austin W. Marxe and (vi) David Greenhouse. Each of the foregoing is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons."
(b) Address of Principal Business Office or, if none, Residence: The principal office and business address of the Reporting Persons, other than the Cayman Fund, is 153 East 53 Street, New York, New York 10022. The principal office and business address of the Cayman Fund is c/o CIBC Bank and Trust Company (Cayman) Limited, CIBC Bank Building, P.O. Box 694, Grand Cayman, Cayman Islands, British West Indies.
(c) Citizenship: SSPE is a Delaware limited partnerships. The Cayman Fund was formed under the laws of the Cayman Islands. MG is a New York limited
liability company and AWM is a Delaware corporation.   Austin W. Marxe and
David M. Greenhouse are United States citizens.




							Page 6 of 11 Pages
The principal business of SSPE and the Cayman Fund (individually, a "Fund" and, collectively, the "Funds") is to invest in, sell, convey, transfer, exchange and otherwise trade in principally equity and equity related securities. The principal business of MG is to act as general partner of and
investment adviser to SSPE.   The principal business of AWM is to act as the
general partner of and the investment adviser to the Cayman Fund. MG and AWM are referred to herein, individually, as an "Adviser" and, collectively, as
the "Advisers."   The principal occupation of Austin W. Marxe and David
Greenhouse is to serve as officers, directors and members or principal shareholders of the Advisers.
2(d)		Title of Class of Securities: See cover sheets.
2(e)		CUSIP Number:  See cover sheets.
Item 3.	If this statement is filed pursuant to $240.13d-1(b) or 240.13d-
2(b), check whether the person filing is a:
(a) ( )	Broker or Dealer registered under section 15 of the Act;
(b) ( )	Bank as defined in section 3(a) (6) of the Act;
(c) ( )	Insurance Company as defined in section 3(a) (19) of the Act;
(d) ( )	Investment Company registered under section 8 of the Investment
Company Act of 1940;
(e) (x)	An Investment Adviser in accordance with $240.13d
		-1(b)(I)(ii)(E);
(f) ( )	An employee benefit plan or endowment fund in accordance with
$240.13d-1(b)(I)(ii)(F);



							Page 7 of 11 Pages
(g) (x)	A parent holding company or control person in accordance with
$240.13d-1(b)(1)(ii)(G);
(h) ( ) 	A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act;
(i) ( )   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of
1940;
(j) ( )   Group, in accordance with $240.13d-1(b)(1)(ii)(J).
See Exhibit A attached hereto.
Item 4.	Ownership:
(a)  Amount Beneficially Owned:   651,751 shares of Common Stock are
beneficially owned by Austin W. Marxe and David Greenhouse; of which
438,713 shares of common stock are owned by SSPE and 213,038 shares of common stock are owned by the Cayman Fund.
(b)  Percent of Class:  4.3 percent of the Common Stock are beneficially owned by Austin Marxe and David Greenhouse. 2.9 percent of the Common
Stock are beneficially owned by SSPE and 1.4 percent are beneficially owned by the Cayman Fund.
(c) 	Number of Shares as to which the person has Rights to
 Vote and/or Dispose of Securities:  SSPE, MG, the Cayman Fund and AWM
have sole power to vote or to direct
the vote and to dispose or to direct the disposition of all securities reported hereby which are respectively beneficially owned by each Fund and its Adviser.
	Austin Marxe and David Greenhouse have shared power to vote or to direct the vote of and to dispose or to direct the
							Page 8 of 11 Pages
disposition of securities reported hereby which are beneficially owned by Austin Marxe and David Greenhouse by virtue of being
Executive Officers of the Investment Advisers.
Item 5. Ownership of Five Percent or Less of a Class:  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the
following   X  .
Item 6.Ownership of More than Five Percent on Behalf of Another
Person: SSPE and the Cayman Fund as owners of the securities in question, have the right to receive any dividends from, or proceeds from the sale of, such securities.
Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security being Reported on By the Parent Holding
Company:  See Exhibit A attached hereto.
Item 8. Identification and Classification of Members of the
 Group:  Not applicable
Item 9. Notices of Dissolution of Group:  Not applicable.








							Page 9 of 11 Pages
Item 10.	Certification:
			By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


















							Page 10 of 11 Pages
SIGNATURE
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2002


			SPECIAL SITUATIONS PRIVATE EQUITY FUND, L.P.


			By:/s/ Austin W. Marxe
			   Austin W. Marxe
			   Managing Director

			MG ADVISERS, L.L.C.


			By:/s/ Austin W. Marxe
   Austin W. Marxe
			   President and Chief Executive Officer

			SPECIAL SITUATIONS CAYMAN FUND, L.P.


			By: /s/ Austin W. Marxe
    Austin W. Marxe
			    Managing Director


			AWM INVESTMENT COMPANY, INC.


			By: /s/ Austin W. Marxe
    Austin W. Marxe
			    President and CEO


				/s/ Austin W. Marxe
				AUSTIN W. MARXE



				/s/David M Greenhouse
				DAVID M. GREENHOUSE





								Page 11 of 11 Pages


EXHIBIT A


	This Exhibit explains the relationship between the Reporting Persons. MG Advisers, L.L.C. (MG), a New York limited liability company, is the general partner of the Special Situations Private Equity Fund, L.P., a Delaware Limited Partnership. AWM Investment Company, Inc., a Delaware corporation, is the general partner of and investment adviser to the Cayman Fund. Austin W. Marxe and David M. Greenhouse are the principal owners of MG and AWM and are principally responsible for the selection, acquisition and disposition of the portfolios securities by the investment advisers on behalf of their Fund.